SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                            NorthWestern Corporation
     ----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per Share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    668074305
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joel Piassick
                         555 Madison Avenue, 16th Floor
                            New York, New York 10022
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2005
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

            This Amendment amends the Schedule 13D filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert, and Michael D. Luce ( the "Reporting Persons"), dated November 12, 2004, with respect to the common stock, par value $0.001 per share, of NorthWestern Corporation (the "Issuer"). Capitalized terms used in this Amendment without definition have the meanings assigned in the original Schedule 13D filing.

Item 4.  Purpose of Transaction.
         ----------------------

            Item 4 of the Schedule 13D is amended by adding the following disclosure:

            On February 15, 2005, Master Fund sent a letter to the board of directors of the Issuer, a copy of which is filed with this Amendment as Exhibit
B. Master Fund sent the letter because, as described in the letter, it believes that the Issuer has taken actions that violate the terms of the Issuer's bankruptcy plan of reorganization and that are prejudicial to the interests of holders of claims against the estate of the Issuer's predecessor in bankruptcy generally and Master Fund in particular. Master Fund also issued a press release with the text of the letter, a copy of which is filed with this Amendment as Exhibit C.

            While sending the letter to protect their interests under the bankruptcy plan, the Reporting Persons continue to hold the Shares for investment purposes only.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

            Item 7 of the Schedule 13D is amended by adding the following exhibit.


Exhibit B:  Letter, dated February 15, 2005, from Master Fund to the board of directors of the Issuer.

Exhibit C:  Press release issued by Master Fund, dated February 15, 2005


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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2005


Harbert Distressed Investment Master Fund, Ltd.
      By: HMC Distressed Investment Offshore Manager, L.L.C.
            By: HMC Investors, L.L.C., Managing Member

      By: /s/ Joel B. Piassick
              ----------------
              Joel B. Piassick

HMC Distressed Investment Offshore Manager, L.L.C.
      By: HMC Investors, L.L.C., Managing Member

      By: /s/ Joel B. Piassick
          --------------------
              Joel B. Piassick

HMC Investors, L.L.C.

      By: /s/ Joel B. Piassick
          --------------------
              Joel B. Piassick

      /s/ Philip Falcone
          --------------
          Philip Falcone


      /s/ Raymond J. Harbert
          ------------------
          Raymond J. Harbert


      /s/ Michael D. Luce
          ---------------
          Michael D. Luce



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                                    EXHIBIT B
                                    ---------

               THE HARBERT DISTRESSED INVESTMENT MASTER FUND, LTD.
                         555 Madison Avenue, 16th Floor
                               New York, NY 10022


                                February 15, 2005


VIA FACSIMILE
-------------

Members of the Board of Directors
    of NorthWestern Corporation
c/o Dr. Ernest Linn Draper, Jr.
Chairman of the Board
NorthWestern Corporation
125 S. Dakota Avenue
Sioux Falls, SD  57104-6403

      Re: Failure to Adhere to the Plan of Reorganization and Objection to Flawed Settlement with Magten Asset Management Corporation and Law Debenture Trust Company of New York
            -----------------------------------

Gentlemen:

            Harbert Distressed Investment Master Fund, Ltd. ("Harbert") holds approximately 20% of the Class 7 prepetition claims against NorthWestern Corporation ("NorthWestern" or the "Company"), as well as approximately 20% of the common stock and approximately 33% of the warrants of reorganized NorthWestern. We received the latter securities by operation of the Second Amended and Restated Plan of Reorganization (the "Plan") in exchange for previously contracted bona fide debt of NorthWestern. We have been told by representatives of holders of what we believe are a majority of both the Class 7 prepetition claims and the new common stock that they share the concerns described in this letter.

            In an effort to protect the interests of Class 7 creditors such as Harbert, as well as shareholders, warrant-holders and other stakeholders in NorthWestern as they were negotiated by the participants to the bankruptcy proceeding and set forth in the Plan, I am writing to express Harbert's strong objection to (i) the excessive consideration proposed to be paid in the settlement agreement in principle that NorthWestern management, on February 9, 2005, announced it had reached with Magten Asset Management Corporation ("Magten") and Law Debenture Trust Company of New York LLC ("Law Debenture");
(ii) management's and NorthWestern's outside counsel's continued objections to our repeated requests to add creditors to the Plan Committee created to review settlements proposed by management, notwithstanding the lack of a role of the Company under the Plan in constituting the Plan Committee and the ongoing attempts by Harbert in good faith to accommodate the Company's concerns; and
(iii) the failure by the Company, after requests by Harbert first made in December, to distribute over 375,000 common shares with a current value of more than $10 million to their proper owners in Classes 7 and 9, and to cancel more than 700,000 highly dilutive warrants, both of which are required by the Plan.


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            We have been actively raising concerns with management and
NorthWestern's outside counsel since December regarding compliance with the Plan. After the Company announced the settlement last week, we raised these concerns directly with the Board Chairman in an effort to resolve them before more events transpired. Yesterday our counsel received a letter from Paul Hastings, the Company's outside counsel, acknowledging our concerns and agreeing to further discuss them, and representing that no further action will be taken until we meet again. However, even this letter of yesterday raises yet another new objection to our serving on the Plan Committee, which we have considered and is without merit. Given the previous assurances we have received from Paul Hastings and the actions taken by management contrary to those assurances, and management's recent announcement of the Magten settlement without properly consulting with the Board or the Plan Committee, we believe a clearer statement of the position of the Board itself on these issues, which lie at the heart of implementing the Plan as approved by the Bankruptcy Court, is merited without further delay.

            As discussed below, we believe that the proposed settlement violates the plain terms of NorthWestern's confirmed Plan, is contrary to the interests of NorthWestern and its shareholders, and is the product of a negotiation and approval process that appears to have been impaired by the existence of conflicts of interest on the part of management and Paul Hastings and a premature announcement only because of an unauthorized "leak" by management. We ask that the Board (i) promptly announce its disapproval of the proposed settlement; (ii) instruct management to comply promptly with the Company's obligations under the Plan with respect to distributing or canceling certain of the common stock and warrants proposed to be distributed in connection with this settlement; and (iii) take steps to protect against the potential future recurrence of the procedural flaws that appear to have contributed to management's execution and announcement of this proposed settlement without appropriate Board consultation and while raising unwarranted objections to our role on the Plan Committee.

The proposed settlement appears to be contrary to the interests of NorthWestern and its shareholders, and its negotiation and approval appear to have been tainted by conflicts of interest.
-------------------------------------------------------------------------

            Harbert was active in the reorganization proceedings of NorthWestern and in negotiating for rights and value under the Plan that will be impaired by the Company's actions to date which are the subject of this letter. As of October 2004, Harbert was in a position to assess the low likelihood of a recovery by Magten under its litigation. We understand that little has changed regarding the facts of that litigation since the Company's Plan was confirmed in October. Moreover, we received assurances in December from Gary Drook, the Company's CEO, and in December and January from Paul Hastings that the litigation continues to be without merit. While we understand the desire to end the distraction and legal fees associated with litigation, the amount of consideration proposed in this settlement cannot be justified.

            As described in NorthWestern's February 9, 2005 press release, the proposed settlement calls for NorthWestern to distribute to Law Debenture, on behalf of Magten and the other non-accepting Class 8(b) QUIPS holders, (i) approximately 870,000 shares of NorthWestern common stock that under the Plan's express terms were set aside in reserves established for Class 9 pending litigation claims, which the press release inaccurately characterizes as "worth $17.4 million" and which in fact are worth more than $24 million, and (ii) 382,732 shares of NorthWestern common stock and 710,449 warrants not distributed to Class 8(b) claimants because those holders had elected to litigate rather than settle.


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            The proposed settlement appears, on its face, to be contrary to the interests of NorthWestern, its shareholders, warrant-holders, and pre-petition creditors. As noted above, the settlement calls for NorthWestern to distribute to Law Debenture approximately 1.25 million shares of NorthWestern common stock, as well as more than 710,000 warrants. Using yesterday's closing price of $28.05, the common stock to be distributed has a total value of approximately $35 million. In addition, the value of the warrants to be distributed using yesterday's closing price of about $5 is in excess of $3.5 million, for a total settlement value of more than $38 million. By contrast, Magten is seeking to recover only approximately $50 million -- i.e., the full amount of the pre-petition debt (plus accrued interest) held by Magten and the other rejecting plaintiffs. In other words, the proposed settlement would pay Magten and the other plaintiffs a 75% recovery on their claim. A payment of this magnitude appears to be grossly excessive, particularly in light of what we understand to be Magten's very low chance of prevailing in its litigation. NorthWestern's chief executive officer, Gary Drook, informed me, during a December 21, 2004 meeting, that he understands Magten's chances of prevailing to be very low, a view that Paul Hastings confirmed with us last month. Furthermore, neither Mr. Drook nor Paul Hastings communicated any reason to believe a settlement was required on an expedited basis. Indeed, this lack of urgency in negotiating a settlement was the principal reason Harbert did not press the Company more forcefully until now on adding the appropriate members to the Plan Committee established to review settlements.

            Finally, the disparity between the high amount of the settlement and the lack of merit of the litigation, as communicated by comments by the Company in public disclosure and by the creditors in bankruptcy court, will make it more difficult for the Company to negotiate reasonable settlements with the other litigation claimants that remain. The signal sent by this settlement, if not promptly rejected by the Board, is that the Company is willing to settle litigation at almost any cost.

            Why did management announce a proposed settlement that appears to be so excessive in amount before properly vetting it with the Board and Plan Committee? We are concerned that the answer may rest, at least, in part, on the conflicts of interest that appear to have marred the process by which the settlement was negotiated and approved. These conflicts arose at several levels. First, it appears that management's interests in negotiating the settlement may not have been properly aligned with those of the Company, its shareholders generally and its creditors like Harbert whose rights and value were established under the Plan and are also now shareholders. We understand that at least one member of management, Michael Hanson, is a defendant in litigation brought by Magten, which the proposed settlement would have resolved. In addition, management may have been unduly influenced, in its settlement deliberations, by a desire to avoid the burden on management time and resources that a continuation of the Magten litigation might have entailed. Since the shares being proposed to be paid in the Magten litigation are already outstanding and are either held in reserve under the Plan for litigation or distributable to Class 7 and 9 creditors, payment of even a large amount of such shares is not dilutive to shares owned by management but is highly dilutive to most of the Company's shareholders. Finally, we understand that the Company's counsel, the Paul Hastings law firm, suffers from a conflict of its own, in that at least one of the suits that Magten is prosecuting and that the proposed settlement would have resolved names Paul Hastings as a defendant. As a defendant in the Magten litigation, and a direct beneficiary of any settlement, Paul Hastings is not in a position to evaluate and advise the Company objectively as to the merits of any proposed settlement of that litigation.


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The proposed settlement violates the express terms
of the Company's confirmed Plan of Reorganization
-------------------------------------------------

            Section 4.8 (b)(ii) of the Plan gives each member of Class 8(b) the right to elect either a settlement option, denominated "Option 1," or a litigation option, denominated "Option 2." Each holder who elects Option 1 is to receive its pro rata share of 1.4% of the new common stock of NorthWestern to be issued and outstanding on the Effective Date (prior to dilution), plus its pro rata share of warrants exercisable for an additional 2.3% of new common stock. Each holder who elects Option 2 is to receive its pro rata share of any recoveries eventually obtained upon resolution of the so-called QUIPS Litigation. As to each holder in Class 8(b) who chooses Option 2, Section 4.8(b)(ii) goes on to provide that any New Common Stock which otherwise would have been distributable to such holder if such holder had chosen Option 1, shall be distributed, pro rata to Class 7 and Class 9, and the Warrants which otherwise would have been distributable will be cancelled.

            The proposed settlement would contravene NorthWestern's express obligations under Section 4.8(b)(ii) of the Plan -- specifically, its obligations (i) to distribute to members of Class 7 and Class 9 the new common stock that would have been distributed to holders electing Option 2 had they chosen Option 1, and (ii) to cancel the warrants that would have been distributed to such holders had they chosen Option 1. There is no basis in the Plan for NorthWestern's continued failure to distribute these shares and cancel these warrants.

The Board of Directors should disapprove the proposed settlement, instruct management to comply with the Company's obligations under the Plan, and take steps to cure the flaws that appear to have tainted the settlement process
-----------------------------------------------------------------------------

            We are confident that, having been apprised of the flaws that mar both the proposed settlement and the process that led management to approve it, the Board of Directors will take prompt and effective corrective action. As a creditor entitled under the Plan to rights and value established thereunder, we ask that the Board take the following steps, in addition to whatever other steps it may deem appropriate:

            1. The Board should disapprove the proposed Magten settlement, and should instruct management not to take any further steps to consummate the settlement or to seek Bankruptcy Court approval for it.

            2. The Board should instruct management to cause the Company promptly to comply with its obligations under Section 4.8(b)(ii) of the Plan -- specifically, its obligations (i) to distribute to members of Class 7 and Class 9 the new common stock that would have been distributed to Class 8(b) had it not rejected the Plan, and (ii) to cancel the warrants that would have been distributed to such holders had they not rejected the Plan.

            3. The Board should take proper steps to protect against the potential future recurrence of the flaws that appeared to have marred the negotiation and approval of the proposed Magten settlement. For example:


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            (a) In instances where (as appears to have been the case here)
members of management suffer from a conflict of interest, the Board should ensure that the settlement is negotiated by members of the Board or management who are free of any such conflict.

            (b) In instances where (as appears to have been the case here) the Company's counsel suffers from a conflict of interest, the Company should retain special counsel to advice it in connection with settlement negotiations and to advise the Board in connection with its review and approval of the settlement.

            (c) We understand from the Company's outside counsel that, in the present case, the Company was compelled to issue a press release disclosing the terms of the proposed Magten settlement, prior to Board approval, in response to an unauthorized "leak" by the Company concerning that settlement. We urge the Board to investigate the source of this leak and to take proper steps to prevent future leaks of the terms of other settlements. In the event (which we trust is very unlikely) that the terms of any future proposed settlement were to be leaked before the Board had reviewed and approved it, any press release issued by the Company should be drafted so as to minimize public misperceptions concerning the Company's level of support for the settlement in question. Specifically, any such press release should disclose that the settlement in question is subject to the Board's review and approval and has not yet been approved; that the settlement is also subject to review and potential objection by the Plan Committee; and that the press release was occasioned by an inadvertent disclosure, to which the Company felt compelled to respond.

            (d) Pursuant to Section 7.9 of the Plan, the Company is required to submit material proposed settlements to the Plan Committee for its review. For the past several months, Harbert -- as the Company's largest shareholder and one of the largest holders of its pre-petition debt -- has been requesting appointment to that Committee of itself and other creditors (most of which are also now shareholders) as contemplated by the Plan. This committee at present has only one member, Wilmington Trust. We understand that that Committee's one member has the power to appoint additional members of its choosing and is amenable to appointing Harbert. The Company and its counsel, however, has delayed Harbert's appointment by interposing a series of objections, which in our view lack merit. It is imperative that this process be completed without further delay, so that Harbert and/or one or more other appropriate creditor representatives can be added to the Plan Committee before any further material settlements are proposed.

            We appreciate the Board's consideration of these issues and urge the Board to take prompt and appropriate action.

                                    Sincerely,


                                    Philip Falcone


Cc:   Jesse Hibbard, HBK Investments, LP
      Robert Platek, MSD Capital
      Kevin Cavanaugh, Greenwich Capital
      Robert Fraley, Fortress Investment
      Robert Fields, MFP Investors LLC



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      Mike Embler, Franklin Mutual Advisors
      Peter Faulkner, PSAM
      John Barrett, Avenue Capital
      Brett Haire, Brave Asset Management
      Sandra Ortiz, Wilmington Trust
      Alan Kornberg, Paul Weiss
      Phil Bentley, Kramer Levin
      Tom Knapp, NorthWestern General Counsel







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                                             EXHIBIT C

                                  NEWS RELEASE

                                 Contact: Howard Kagan
                                          212-508-3727

FOR IMMEDIATE RELEASE

                       HARBERT MASTER FUND SENDS LETTER TO
                 BOARD OF DIRECTORS OF NORTHWESTERN CORPORATION

NEW YORK, NEW YORK, February 15, 2005/PR Newswire/-- Harbert Distressed Investment Master Fund, Ltd. today delivered the following letter to the Board of Directors of NorthWestern Corporation (NASDAQ:NWEC). Harbert sent the letter because it believes that NorthWestern has taken actions that violate the terms of the recently consummated NorthWestern bankruptcy reorganization plan and that are prejudicial to the interests of holders of claims against the bankruptcy estate, including Harbert.

Harbert Distressed Investment Master Fund, Ltd. is focused on high-yield (special situation) and distressed securities on both the long and short sides, including debt and equity investments in turnarounds, restructurings, liquidations, event driven situations and inter-capital structure arbitrage.

                                [Text of Letter]







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